UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of March 2019

Commission File Number: 001-35681

AMIRA NATURE FOODS LTD

(Exact name of Registrant as specified in its Charter)

29E, A.U. Tower Jumeirah Lake Towers

Dubai, United Arab Emirates

(Address of Principal Executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒           Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)) ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)) ☐

Amira Debt Raise

On March 11, 2019, Amira Nature Foods Ltd. (the “Company”), announced its European subsidiary (“Subsidiary”) raised unsecured debt in the amount of EUR25 million (“Debt”). The proceeds from the raise are expected to strengthen the Company’s international business.

The Debt bears an interest rate of 8.5% per annum, payable in arrears on December 17 of each year, and is due December 17, 2023. The Subsidiary may redeem all of the Debt prior to the maturity date in an amount equal to 104% of the outstanding principal amount of the Debt.  Additionally, in the event of a “Change of Control” of its Subsidiary (as defined in the Debt agreement), the Subsidiary will be required to redeem all outstanding Debt in an amount equal to 101% of the outstanding principal amount of the Debt.  The Company has guaranteed payment obligations under the Debt.

Attached hereto as Exhibit 99.1 is a copy of the Company’s press release announcing the raise.

FORWARD-LOOKING STATEMENTS

This Form 6-K Report by the Company contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by words or phrases such as “may,” “will,” “except,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “future” or other similar expressions. We have based these forward-looking statements largely on the Company’s current expectations and projections about future events and financial trends that the Company believes may affect the Company’s financial condition, results of operations, business strategy and financial needs. There is no assurance that the Company’s current expectations and projections are accurate. These forward-looking statements include, but are not limited to, risks and uncertainties involving the Company. All forward-looking statements in this Report of Foreign Private Issuer on Form 6-K are based on information available to the Company on the date hereof. These statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results to differ materially from those implied by the forward-looking statements. More detailed information about these risk factors are set forth in the Company’s filings with the Securities and Exchange Commission, including, but not limited to, those risks and uncertainties listed in the section entitled “Risk Factors,” in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on October 16, 2018. The Company operates in a rapidly evolving environment. New risk factors emerge from time to time, and it is impossible for the Company’s management to predict all risk factors, nor can the Company assess the impact of all factors on Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ from those contained in any forward-looking statement. The Company does not undertake any obligation to update or revise the forward-looking statements except as required under applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 15, 2019	AMIRA NATURE FOODS LTD

	By:	/s/ Karan Chanana
	Name:	Karan Chanana
	Title:	Chief Executive Officer